File No. 333-60392

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    ---------

                       STATEMENT OF ELIGIBILITY UNDER THE
                        TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                Check if an Application to Determine Eligibility
                 of a Trustee Pursuant to Section 305(b)(2) /X/


                       STATE STREET BANK AND TRUST COMPANY
               (Exact name of trustee as specified in its charter)

              Massachusetts                                 04-1867445
    (Jurisdiction of incorporation or                    (I.R.S. Employer
organization if not a U.S. national bank)              Identification No.)

                225 Franklin Street, Boston, Massachusetts 02110
               (Address of principal executive offices) (Zip Code)

   Maureen Scannell Bateman, Esq. Executive Vice President and General Counsel
                225 Franklin Street, Boston, Massachusetts 02110
                                 (617) 654-3253
            (Name, address and telephone number of agent for service)


                         Senior Housing Properties Trust
               (Exact name of obligor as specified in its charter)

             Maryland                                        04-3445278
 (State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                        Identification No.)

                 400 Centre Street, Newton, Massachusetts 02458
                                 (617) 796-8350
               (Address of principal executive offices) (Zip Code)


                                  Senior Notes
                         (Title of indenture securities)

                                     GENERAL

Item 1. General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                  Department of Banking and Insurance of The Commonwealth of Massachusetts, 100 Cambridge Street, Boston, Massachusetts.

                  Board of Governors of the Federal Reserve System, Washington, D.C., Federal Deposit Insurance Corporation, Washington, DC

         (b) Whether it is authorized to exercise corporate trust powers.

                  Trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor.

                  If the Obligor is an affiliate of the trustee, describe each such affiliation.

                  The obligor is not an affiliate of the trustee or of its parent, State Street Corporation.

                  (See note on page 2.)

Item 3. through Item 15.               Not applicable.

Item 16. List of Exhibits.

         List below all exhibits filed as part of this statement of eligibility.

         1. A copy of the articles of association of the trustee as now in effect.

                  A copy of the Articles of Association of the trustee, as now in effect, is on file with the Securities and Exchange Commission as Exhibit 1 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

         2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

                  A copy of a Statement from the Commissioner of Banks of Massachusetts that no certificate of authority for the trustee to commence business was necessary or issued is on file with the Securities and Exchange Commission as Exhibit 2 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

         3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2), above.

                  A copy of the authorization of the trustee to exercise corporate trust powers is on file with the Securities and Exchange Commission as Exhibit 3 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

         4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

                  A copy of the by-laws of the trustee, as now in effect, is annexed hereto as Exhibit 4 and made a part hereof.

         5. A copy of each indenture referred to in Item 4. if the obligor is in default.

                  Not applicable.

         6. The consents of United  States  institutional  trustees  required by
Section 321(b) of the Act.

                  The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                  A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as
                  Exhibit 7 and made a part hereof.

                                      NOTES

In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company, a corporation organized and existing under the laws of The Commonwealth of Massachusetts, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston and The Commonwealth of Massachusetts, on the 12th day of December, 2001.


                                        STATE STREET BANK AND TRUST COMPANY



                                        BY: /s/ John A. Brennan
                                           NAME: John A. Brennan
                                           TITLE: Officer

                                                                       Exhibit 4

                                     BY-LAWS

                                       of

                       STATE STREET BANK AND TRUST COMPANY

                       As amended through October 18, 2001



                                    ARTICLE 1

The Officers of this corporation shall be a Chairman of the Board of Directors and a President, which offices may be held by the same person, and a Treasurer, a Secretary, a Clerk of the Board of Directors and such other officers as may be elected by or appointed under the direction of the Board of Directors. The Chairman of the Board of Directors and the President shall be a member of the Board of Directors and, ex officio, of the Executive Committee. (Amended 8/5/94)

The Secretary shall be elected by the stockholders at their Annual Meeting or at a special meeting called for the purpose and shall hold his office for one year or until his successor is duly elected and has qualified. All other officers shall be elected by or appointed under the direction of the Board of Directors and shall hold their respective offices at the pleasure of the Board of Directors. (Amended 10/18/01)


                                    ARTICLE 2

The Board of Directors shall consist of not less than thirteen (13) nor more than twenty-five (25) members, as shall be determined by the stockholders at their Annual Meeting or at a special meeting called for the purpose; provided that the Board of Directors may, by vote of a majority of the Directors then in office, increase (within the above maximum limit) the number of Directors to a number which exceeds the number of Directors last determined and elected by the stockholders by not more than two (2). Commencing with the 1974 Annual Meeting and each year thereafter the stockholders shall elect Directors who shall hold office for one year or until their successors are duly elected and have qualified. (Amended 4/17/91)

In the event a majority of the Directors then in office increases the number of Directors to a number which exceeds the number of Directors last determined and elected by the stockholders, as permitted by this Article 2, Directors may be elected to fill the resulting vacancies by vote of such majority of the Directors then in office. Any vacancy in the Board for any other cause may be filled by appointment by the remaining Directors. Any Director so elected or appointed shall hold his office until the next election of Directors by the stockholders.

The Directors shall manage the affairs of the corporation and may exercise all the powers of the corporation which by law can be delegated to them; they shall have power to define the duties of the officers, clerks and employees of the corporation and generally to do and perform all acts that it may be legal for a board of directors to do and perform according to law and within the limits of the Articles of Organization as amended.

Except as otherwise required by law, the Articles of Organization or these By-Laws, eight members of the Board of Directors shall constitute a quorum for the transaction of business. In any event a lesser number than that required for a quorum may adjourn the meeting from time to time.

Regular meetings of the Board of Directors shall be held each calendar month, other than August, on such days and at such hours as the Directors may from time to time determine. At each regular meeting the Treasurer or other duly designated officer or officers shall submit a written report as prescribed by law, which report shall be filed with the minutes of the meeting. Special meetings may be called by the Chairman of the Board of Directors, the President, the Secretary, or at the request of three or more Directors. (Amended 7/15/99)

The Secretary or the Clerk of the Board of Directors shall send reasonable notice of all regular meetings of the Directors, but such notice shall not be requisite to their validity. Notice of any special meeting of Directors shall be given by the Secretary, Clerk, or the officer calling the meeting, orally or in writing. Notice mailed to the Director's usual or last known place of business or residence not less than two days before the meeting shall be sufficient notice in all cases, but any notice shall be sufficient if given in time to enable the Director to attend. Any special meeting shall be legal without notice when all the Directors are present or when those not present waive notice by a writing, signed either before or after the meeting, filed with the records of the meeting.

There shall be an Executive Committee consisting of the Chairman of the Board and the President, ex officio, and, as determined by the Board, not less than three nor more than twelve Directors who fhall be elected by the Board. The Board shall also designate one of the members of the Committee as Chairman. Three members shall constitute a quorum if the Committee consists of four or more members; otherwise, a majority shall constitute a quorum. A lesser number than that required for a quorum may adjourn the meeting from time to time. Of the members of the Executive Committee other than the ex officio members such members shall be determined annually by the Board, to serve for one year and to be elected at the first meeting of the Directors following the Annual Meeting of the stockholders. Members of the Executive Committee shall hold office during the pleasure of the Board and until their successors are elected and have qualified, provided that a member who is such by virtue of office as provided in the

The Executive Committee shall, except as otherwise provided by law, have and exercise all of the powers of the Board of Directors during the intervals between the meetings of the Board. The Executive Committee may make rules for the calling, holding, and conduct of its meetings, and shall keep a record of its proceedings. It may at any time authorize the Chairman of the Board of Directors, the President, any Vice President, the Treasurer, the Secretary, or such other officer or officers as it may select, to execute, acknowledge and deliver, in the name of the corporation, any deeds, documents or other instruments. (Amended 4/17/85)


                                    ARTICLE 3

The Chairman of the Board of Directors, the President, the Treasurer, the Secretary, and the other officers elected by the Directors as above provided, shall each give bond to the corporation in such amounts and with such surety or sureties and conditions as may be prescribed by the Directors and, to the extent required by law, by the Commissioner of Banks. The Chairman of the Board of Directors, the President, the Treasurer, and any of the other officers and employees required to give bond, may be included in one or more blanket or schedule bonds provided that such bonds are approved by the Directors and, to the extent required by law, by the Commissioner of Banks as to the amounts and conditions thereof and as to the surety or sureties thereon. (Amended 4/17/85)


                                    ARTICLE 4

Every stockholder in this corporation shall file with the Secretary a written statement of his address upon becoming a stockholder and upon any changes thereof, and all notices sent to him through the post office at the address most recently so filed shall be deemed to have been received by him.


                                    ARTICLE 5

The Annual Meeting of the stockholders shall be held in Boston on such date in each year as the Board of Directors or the Executive Committee shall determine and the Secretary shall give notice thereof by mailing a notice to each stockholder through the post office at his registered address at least one week previous to the time appointed for such meeting, or by publishing a notice thereof in some one newspaper published in said Boston, one week, at least, previous to the time appointed for such meeting. Special meetings may be called at any time by the Directors, the Chairman of the Board of Directors, or the President by notice mailed to each stockholder through the post office at his registered address at least three days previous to the time appointed for such meeting. (Amended 4/7/93)

                                    ARTICLE 6

At all meetings of the corporation each holder of stock entitled to notice thereof shall be entitled to vote on all matters one vote for each share of stock held by him; stockholders may vote by proxies duly authorized in writing; and a majority in interest of the stockholders, present in person or represented by proxy, shall constitute a quorum, but a lesser number than that required for a quorum may adjourn a meeting from time to time.

                                    ARTICLE 7

The authorized Capital Stock of the corporation shall be thirty-one million eighty-one thousand two hundred fifty dollars ($31,081,250) consisting of three million one hundred eight thousand one hundred twenty-five (3,108,125) shares of a par value of ten dollars ($10) each, of which twenty-eight million forty-three thousand three hundred dollars ($28,043,300) consisting of two million eight hundred four thousand three hundred thirty (2,804,330) shares of a par value of ten dollars ($10) each shall be issued and outstanding. (Amended 5/31/85)

                                    ARTICLE 8

Savings deposits may be withdrawn in accordance with such rules and regulations as shall be from time to time promulgated, in accordance with law, by the Board of Directors.


                                    ARTICLE 9

                        (Trust Committee-Deleted 4/19/89)


                                   ARTICLE 10

There shall be an Examining and Audit Committee consisting of four Directors; provided, however, that the number of Directors may be three or more Directors as determined from time to time by the veard. Such Directors shall not be executive officers of the corporation, shall otherwise meet requirements prescribed by law, and shall be elected by the Board. The Board shall designate one of the members so elected to be Chairman of the Committee. At any meeting of the Committee, one half of the Committee members shall constitute a quorum for the transaction of business. In any event, a lesser number than that required for a quorum may adjourn the meeting from time to time. Members shall be elected to serve for one year at the first meeting of the Directors following the Annual Meeting of stockholders. Irrespective of the designated period for which they are elected, members of the Examining and Audit Committee shall hold office during the pleasure of the Board and until their successors are elected and ha


The Examining and Audit Committee shall cause suitable examinations to be made on its behalf into the affairs of the corporation, review the results of such examinations, and report its findings to the Board annually or more often. The Examining and Audit Committee may make rules for the calling, holding and conduct of its meetings and shall keep a record of its proceedings.

                                   ARTICLE 11

The corporation shall indemnify each person who is or was a director, officer, employee or other agent of the corporation, and each person who is or was serving at the request of the corporation asfa director, trustee, officer, employee or other agent of another organization in which it directly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses, including but not limited to amounts paid in satisfaction of judgments, in settlements or as fines and penalties, and counsel fees and disbursements, reasonably incurred by him or her in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding, whether civil, criminal, administrative or investigative before any court or administrative or legislative or investigative body, in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason o

As to any matter disposed of by settlement by any such person, pursuant to a consent decree or otherwise no such indemnification either for the amount of such settlement or for any other expenses sdall be provided unless such settlement shall be approved as in the best interest of the corporation, after notice that it involves such indemnification, (a) by vote of a majority of the disinterested directors then in office (even though the disinterested directors be less than a quorum), or (b) by any disinterested person or persons to whom the question may be referred by vote of a majority of such disinterested directors, or (c) by vote of the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested person, or (d) by any disinterested person or persons to whom the question may be referred by vote of the holders of a majority of such stock. No such approval shall prevent the recovery from any such officer,

The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any director, officer, employee, agent or trustee may be entitled or which may lawfully be granted to him. As used herein, the terms "director," "officer," "employee," "agent" and "trustee" include their respective executors, administrators and other legal representatives, an "interested" person is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or had been pending or threatened, and a "disinterested" person is a person against whom no such action, suit or other proceeding is then or had been pending or threatened.

By action of the Board of Directors, notwithstanding any interest of the directors in such action, the corporation may purchase and maintain insurance, in such amounts as the Board of Directors may from time to time deem appropriate, on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.


                                   ARTICLE 12

These By-Laws, or any of them, may be amended, added to, altered or repealed by vote of a majority in interest of the stockholders present in person or represented by proxy and voting at any meeting called, in part or in whole, for the purpose, at which a quorum is present. Such call need state only that the meeting is for the purpose of amending specified By-Laws and the general sense of such amendment.

                                                                       EXHIBIT 6



                             CONSENT OF THE TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by Senior Housing
Properties Trust of its Senior Notes, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.



                                        STATE STREET BANK AND TRUST COMPANY



                                        BY: /s/ John A. Brennan
                                            NAME: John A. Brennan
                                            TITLE: Officer

Dated: December 12, 2001

                                                                       EXHIBIT 7


Consolidated Report of Condition of State Street Bank and Trust Company, Massachusetts and foreign and domestic subsidiaries, a state banking institution organized and operating under the banking laws of this commonwealth and a member of the Federal Reserve System, at the close of business September 30, 2001 published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act and in accordance with a call made by the Commissioner of Banks under General Laws, Chapter 172,
Section 22(a).


ASSETS                                                                                                   Thousands of Dollars

Cash and balances due from depository institutions:
                  Noninterest-bearing balances and currency and coin .............................             $2,078,210.00
                  Interest-bearing balances ......................................................            $20,877,735.00
Securities .......................................................................................            $17,960,077.00
Federal funds sold and securities purchased
                  under agreements to resell in domestic offices
                  of the bank and its Edge subsidiary ............................................            $15,596,333.00
Loans and lease financing receivables:
                  Loans and leases, net of unearned income ...............................  $6,658,140.00
                  Allowance for loan and lease losses ....................................     $55,243.00
                  Allocated transfer risk reserve ........................................          $0.00
                  Loans and leases, net of unearned income and allowances ........................             $6,602,897.00
Assets held in trading accounts ..................................................................             $1,893,178.00
Premises and fixed assets ........................................................................               $583,130.00
Other real estate owned ..........................................................................                     $0.00
Investments in unconsolidated subsidiaries .......................................................                $34,144.00
Customers' liability to this bank on acceptances outstanding .....................................               $103,216.00
Intangible assets ................................................................................               $487,816.00
Other assets .....................................................................................             $1,860,949.00
Total assets .....................................................................................            $68,077,685.00
                                                                                                           =================

LIABILITIES
Deposits:
                  In domestic offices ............................................................            $17,285,276.00
                                  Noninterest-bearing .................................... $12,321,416.00
                                  Interest-bearing .......................................  $4,963,860.00
                  In foreign offices and Edge subsidiary .........................................            $26,950,782.00
                                  Noninterest-bearing ....................................     $46,386.00
                                  Interest-bearing ....................................... $26,904,396.00
Federal funds purchased and securities sold under
                  agreements to repurchase in domestic offices of
                  the bank and of its Edge subsidiary ............................................            $14,765,194.00
Demand notes issued to the U.S. Treasury .........................................................                     $0.00
Trading liabilities ..............................................................................             $1,216,739.00
Other borrowed money .............................................................................               $911,701.00
Subordinated Notes and Debentures ................................................................                     $0.00
Bank's liability on acceptances executed and outstanding .........................................               $103,216.00
Other liabilities ................................................................................             $2,605,447.00
Total liabilities ................................................................................            $63,838,355.00
                                                                                                           -----------------
Minority interest in consolidated subsidiaries ...................................................                $48,495.00
                                                                                                           =================
EQUITY CAPITAL
Perpetual preferred stock and related surplus ....................................................                     $0.00
Common stock .....................................................................................                $29,931.00
Surplus ..........................................................................................               $577,219.00
Retained Earnings ................................................................................             $3,490,205.00
                  Accumulated other comprehensive income .........................................                $93,480.00
Other equity capital components ..................................................................                     $0.00
Undivided profits and capital reserves/Net unrealized holding gains (losses) .....................                     $0.00
                  Net unrealized holding gains (losses) on available-for-sale securities .........                     $0.00
Cumulative foreign currency translation adjustments ..............................................                     $0.00
Total equity capital .............................................................................             $4,190,835.00
Total liabilities, minority interest and equity capital ..........................................            $68,077,685.00
                                                                                                           =================

I, Frederick P. Baughman, Senior Vice President and Comptroller of the above named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                                       Frederick P. Baughman

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

                                                       Ronald E. Logue
                                                       David A. Spina
                                                       Truman S. Casner